Filed by Pfizer Inc.
                                                            Pursuant to Rule 425
                                                Under the Securities Act of 1933

                                                          Subject Company: Wyeth
                                                  Commission File No.: 001-01225

Forward Looking Statements

This transcript includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about the benefits of the proposed merger between Pfizer and Wyeth, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Pfizer's and Wyeth's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the expected synergies from the proposed merger of Pfizer and Wyeth will not be realized, or will not be realized within the expected time period, due to, among other things, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry; the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule; the failure of Wyeth stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; Pfizer's and Wyeth's ability to accurately predict future market conditions; dependence on the effectiveness of Pfizer's and Wyeth's patents and other protections for innovative products; the risk of new and changing regulation and health policies in the U.S. and internationally and the exposure to litigation and/or regulatory actions. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Pfizer's 2007 Annual Report on Form 10-K, Wyeth's 2007 Annual Report on Form 10-K and each company's other filings with the Securities and Exchange Commission (the "SEC") available at the SEC's Internet site (http://www.sec.gov).

Additional Information

In connection with the proposed merger, Pfizer will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Wyeth that also constitutes a prospectus of Pfizer. Wyeth will mail the proxy statement/prospectus to its stockholders. Pfizer and Wyeth urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Pfizer's website, www.pfizer.com, under the tab "Investors" and then under the tab "SEC Filings". You may also obtain these documents, free of charge, from Wyeth's website, www.wyeth.com, under the heading "Investor Relations" and then under the tab "Financial Reports/SEC Filings".

Pfizer, Wyeth and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Wyeth stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Wyeth stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Pfizer's executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You can find information about Wyeth's executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You can obtain free copies of these documents from Pfizer and Wyeth using the contact information above.

The following information is available at www.premierbiopharma.com

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Thomson StreetEvents(SM)
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PFE - Pfizer Investor Luncheon

Event Date/Time: Jan. 27. 2009 / 12:30PM ET


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
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CORPORATE PARTICIPANTS

Chuck Triano Pfizer - VP, Corporate Client Services

Jeff Kindler
Pfizer - Chairman and CEO

Frank D'Amelio
Pfizer - CFO

Ian Read
Pfizer - Head, Pharmaceuticals

Martin Mackay
Pfizer - Head, R&D

CONFERENCE CALL PARTICIPANTS

Sam Cullen

Steve Cappett
Merritt Capital - Analyst

Bob Hottensen
Olayan - Analyst

Carl Schecter
Diamondback Capital Corp. - Analyst

Marshall Gordon
ClearBridge Advisors - Analyst

Asaad Raman
Mason Capital - Analyst

Kenny Reiner

Julie Burke
Oppenheimer Funds - Analyst

Ken Weights
WC Capital - Analyst

Lee Stever

Drew Figdor
Tiedemann Investment Group - Analyst

PRESENTATION

Chuck Triano - Pfizer - VP, Corporate Client Services

Good afternoon, everybody, and thanks for joining us on short notice. I'm Chuck Triano from Pfizer Investor Relations, and management team Martin Mackay, Head of R&D. To his left, Ian Read, Head of Pharmaceuticals; to his left, Jeff Kindler, Chairman and CEO; Frank D'Amelio, CFO and Rick Passov, Treasurer.

We'll go through a couple of slides today. And for those of you listening on the webcast, the slides are available on our website, Pfizer.com. They are just a small subset of the same slides actually we used upon yesterday's conference call. I would also add


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
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for everybody here formal Safe Harbor remarks that there will be forward-looking statements, and certainly actual events may differ.

With that, I'd asked Jeff to give a few opening remarks here, and then we'll turn it to some of the others on the dais to get some brief remarks, but mainly here to answer your questions.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

Thanks, Chuck and good afternoon, everybody. The last time I was sitting at a table like this in a room like this was my Bar Mitzvah, and on that occasion, people were handing me envelopes with money in it. And on this occasion, that's not quite what's happening. Anyway, thank you all for joining us. I'm just going to make a couple of opening comments. But as Chuck said, we're really interested more in hearing from you, and Frank will take you through some additional information. And then, I'm going to ask Martin and Ian.

Let me start by saying that to state the obvious, an acquisition should be in pursuit of a strategy. An acquisition is not a strategy. And what we've been doing here, just to give you a little background, is that when this management team came in at the end of 2006, and then particularly after the torcetrapib issue in early December of that year, we've been focused on two things above everything else.

One was to strengthen the Company in a variety of ways to position us in order to be able to pursue all the strategies we wanted to pursue as successfully as we can. And I went through that to some extent on the call yesterday. I won't elaborate on it, other than to say that I think in two years, we made very significant progress in strengthening the Company so that we were able to take actions along these lines. And second of all, to identify what kind of Company we wanted to be that we thought would be most successful in the future operating environment, both in general and with regard to healthcare in particular.

And so, we went through with our Board and internally -- a lot of thinking about that. And independent of any business development decisions or acquisition opportunities, we identified six strategies that we thought were critical to pursue in order to create the kind of Company that we thought could win and be successful going forward in this sector. And you've heard me talk about those, so I'll just tick them off to refresh you.

The first was to focus both our inline and even more so our pipeline investments in those disease areas where we believe we could invest to win because they had three characteristics. One, they represented a significant unmet medical need. Two, there was evidence that the science held promise that we could achieve success or improve people's lives in that area. And three, and this was important, there was some reason to believe Pfizer could succeed because there were disease areas, quite frankly, that met the first two criteria but in which Pfizer had not been successful for whatever reason.

And so, we embarked on -- quite new for us as a Company process, but also somewhat difficult, process of going through each and every compound, program, and project in our portfolio, each and every site, each and every part of our research organization, to decide where we wanted to invest and where it was time to either exit or find some alternative approach.

And as a result of that effort, which is ongoing by the way, this is not a one-shot deal, this is a dynamic portfolio. We significantly narrowed, but at the same time strengthened, our focus on these invest to win disease areas. So, that was the first thing, and I think in many ways the most important, the recognition that we needed to do what we could be successful at and do best and not try to do all things for all people.

The second was that we wanted to become a leader in biotherapeutics and vaccines, an area that we had, like many others, identified as holding out great promise from the perspective both of science and patients, but also growth opportunities for our shareholders, and areas in which we felt we had significant opportunities to do better in.


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Third, we felt that we had, and we do feel that we have today, a significant advantage in emerging markets. The high-growth areas of the world where there are millions of people suffering unmet medical needs, and where we believe our scale, our reach, our historical presence, our relationship with decision makers and policy makers, our reputation, and our brand combines to put us in a position for success that we think is second to none in just about every important developing and developed country in the world. But we thought there was greater opportunity there, as well.

Next, we wanted to expand our opportunities in established products. That is, products that had gone off patent or perhaps never had patent protection, but which represents a multi-billion dollar business and portfolio, but which quite frankly had not been the focus of a lot of management attention in the past for historical reasons, but which happens to be the single fastest growing part of the biopharmaceutical sector of any around the world. Again, enormous opportunity that we thought could be further exploited, an area where there's enormous growth ahead and our share was relatively modest. And we thought we could do much better.

And next, we said we wanted to invest in complementary businesses. This was the fifth of the sixth strategic priorities we identified. And we were careful to articulate that complementary didn't mean that we were going to go into all kinds of businesses that we had no particular expertise and competence in, but businesses that were closely adjacent to our core competencies, our core and fundamental mission of applying innovative science to improve world health, and areas where we thought we could add something and create value.

And then sixth, we wanted to continue the ongoing project of creating a lower, more flexible cross space. So, those were the six strategies that we identified and articulated for you and other stakeholders and set about pursuing. And as we considered ways to accelerate these various strategies, there came a point in time where it became very clear that we had a unique opportunity in a single transaction to advance each and every one of these six strategies in a very meaningful way, while at the same time addressing the significant challenge of Lipitor's loss of exclusivity in 2012.

And that is what led us to where we are today. And we're very excited about the opportunity this presents across a number of dimensions. And Chuck, if you could pull up that one slide I wanted to show. This is one of the slides from yesterday's call, and it's the only one I want to reference right now because I think on one page -- I'd like to hope that this one page provides you with a picture of all of the elements that, in my judgment, make this deal very unique and very powerful.

And I won't go through and read the slide, but just from a top line basis it, on the one -- in one transaction establishes preeminence across human, animal, and consumer health. We will be -- we are now, but we'll continue to be the number one primary care company in the world. We will be the number two specialty care company in the world, the number three or four, depending on how you look at it, biotech company in the world, and the number four vaccines company in the world, and the number one animal health company in the world. We will be the leader in just about every single market in which we compete.

We also believe that the business model that we've taken pains to create, which is really representative of an entirely different paradigm in at least our business and has already shown a lot of signs of potential for helping us run a very, very large complex business in a way that remains close to science and the customers and has many of the elements of agility and speed that you look for in smaller enterprises.

That business model, which you've heard us talk about, and we can certainly get into more if you're interested, allows us to scale up much more readily and effectively than perhaps we've done in the past. And I think this is a very important characteristic of this deal, and that may differentiate it from prior deals.

This is not a case of simply taking one big monolithic company with a fairly narrow focus on, let's say, primary care, chronic care, and a few large blockbusters, and then putting another one on top of that. This is a case of having created a business model with six strong but diverse business units, each lead -- led by a world class business leader with full authority and the accountability for his or her business, and then introducing into that structure in a focused and intelligent way, additional assets that the combination brings us.


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This approach will enable us to conclude integration, I believe, in a much faster, more effective, and less disruptive way. Although any integration has disruption and risk, this will allow us to do that much more effectively. And it will allow us to run the business at this much larger scale in a more effective way.

And going down to the second line there and on the left, we believe that this diversified portfolio of businesses and the ability that it gives us to continue to make progress on our established -- on our lower, more flexible cost base will improve both our top line and our bottom line performance as we move forward.

And finally and ultimately, I think the ultimate mission of the Company is that this range of businesses, the people that it will attract, the ability to meet stakeholder needs across the world, will put us in a position, I think, pretty much unique in healthcare of meeting stakeholder needs and ultimately improving patient health. And as I said at the outset, we have done this transaction not because a transaction is a strategy, but because it perfectly achieves and advances the six strategies we had identified for success.

So with that framing of at least the way I think about this deal, I'd like to turn it over to Frank, who will take you through some numbers and give you some more colored commentary around some aspects of the deal. And then, I'm going to ask Martin and Ian to give you their thoughts.

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

Good afternoon, everybody. Good afternoon, everybody. So, what I'll do is just quickly run through a few of the charts that I ran through yesterday, just hit a couple of highlights and maybe make a couple of additional clarifications based on some of the questions that I've been getting in some meetings.

So, this first chart is the '09 Financial Guidance Chart that I presented on yesterday's call. And the items to point out, because I'll give some more detail in the next chart, the revenue number $44 billion to $46 billion, the adjusted diluted EPS number at $1.85 to $1.95, and the effective tax rate at approximately 30%, and I'll talk to that. And obviously, we talked about the dividend going to $0.16 per quarter. Next chart, please.

So, all this chart was intended to do was to provide a bridge from '08 actuals to the '09 guidance. So, let me spend a minute or two on that. So on the revenue number, in 2008 we printed a number of about $48.4 billion. And you can see here $44 billion to $46 billion, and $3 billion is a negative impact of foreign exchange.

So, if you look at the rates when we announced earnings, so basically the day before the current rate, and you compare that to what the '08 average actual rates were, foreign exchange would adversely affect our revenues year-over-year by $3 billion. If we didn't have that foreign exchange effect, the $44 billion to $46 billion would go up by $3 billion, and we'd be at $47 billion to $49 billion. And if you chose to use the midpoint, not that you would, but if you chose to, we'd be roughly flat year-over-year.

The other thing I mentioned in that range is we gave that number a haircut. I mentioned this on the earnings call yesterday. And I've been getting asked, "Frank, can you quantify what a haircut means?" And a haircut means low single digits on a percentage basis off of the '08 actual number, and I thought a haircut would translate to low single digits. But think low single digits, all right, so haircut is one, two, three, four, based on the macroeconomic conditions.

Then, on the earnings per share, we have that number at $1.85 to $1.95. And then, you see the other three items that basically drove that. And let's frame the numbers again. In 2008, we printed $2.42 a share on an adjusted basis. We're showing here $1.85 to $1.95, so there's the $0.21 due to FX, which I just referenced, which was the $3 billion on the top line. Another $0.21 on -- due to the effective tax rate. I'll come back to that in a minute. Pension expense going up to the tune of $0.04 a year, and then lower other income -- lower interest income to the tune of $0.04.


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
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On the tax rate, that's based on taking the tax rate from what is 22% in 2008 to
30% in 2009. And one question I've been getting asked is, "Frank, would you have been taking that rate up to 30% if you were not doing the transaction with Wyeth?" I didn't cover this on the call yesterday. The answer is no. We would not be taking the rate up to 30% if we weren't doing the transaction with Wyeth.

Okay. I'll just quickly run through some of the deal terms, very quickly in terms of financial terms. You all see the purchase price. It was currently valued when we announced yesterday of $50.19, $33.00 a share in cash. On the equity, it was $17.19 per share, and that was based on our closing price on Friday at $17.45 times 0.985 exchange ratio.

The funding is a combination of cash, debt, and equity. Pfizer shareowners will own 84% of the new Company. We expect the deal to be accretive in the second full year following close. So, if the deal closes as we expect in Q3 or Q4 of this year, we expect accretion in 2011. And then finally, as I said, we expect the deal to close in Q3 or Q4 of this year.

In terms of how we're funding the transaction, and I'm on the next chart, think about it as kind of three different pieces to the funding. There's cash of $22.5 billion, debt of $22.5 billion, Pfizer's stock of $23 billion for a total transaction value of $68 billion. We listed on here, and with the banks -- who the banks are that are involved in the $22.5 billion of debt.

And then, we laid out what we believe the anticipated credit ratings would be. And you saw Moody's and S&P issue releases yesterday that pretty much confirmed these in terms of what they were projecting at close. Please understand these ratings are notches above on what's required in the financing, and we can get into that if you'd like in the Q&A.

And then, the last chart I'll talk about quickly is just the targets we put out for 2012 in terms of revenues being comparable to 2008. Think about that as our $48 billion and change. In Wyeth, it's $22 billion. Operating margins in the high 30%s to low 40%s. Adjusted diluted EPS comparable to the '08 number.

I alluded to the $2.42 a share. Operating cash flow is at a $20 billion plus a year. Cash position being net positive, and we can get into this in some detail if you'd like in the Q&A. And then, no product being projected to be more than 10% of our overall revenues. Where today, for example, if you look at Pfizer revenues, Lipitor is about 25% of the revenues, give or take about a quarter of our revenues.

That's -- those are just quickly my comments, Jeff.

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Jeff Kindler - Pfizer - Chairman and CEO

Thanks, Frank. And what I'd like to do before we get to the questions is ask first Ian and then Martin to share a little bit more for you about how we're thinking about the opportunities in the Company. I want to say that we have put out no revenue synergies assumptions because I think it's not prudent to do that until you actually achieve them. But having said that, we do think there are tremendous opportunities, both in the pipeline and in the inline products to -- whereby the combination of the two companies can advance growth in these businesses.

And I thought it would be useful for you to get a little thinking about that first from -- who's going to go first? Martin or Ian?

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Ian Read - Pfizer - Head, Pharmaceuticals

I'll go first. So, these opportunities are just the beginning. We just -- we started working with Wyeth management, and I'm sure as we get into the organization we'll see lots of different opportunities that we can leverage. But I'll start with -- I'll come at it from the point of view of animal health, where we're already number one. We've got a $3 billion business. They have a $1 billion plus business. We put that together. We have the infrastructure, both in the US and internationally, in livestock and in companion animals.


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
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What we're missing is vaccines. They complement that perfectly. They have the
[Psychovert] virus. They have the Bluetongue. They have West Nile. They have a great research capability in vaccines, so it'll make our animal health business a real powerhouse. I think you can look at the growth from animal health over the next few years comparable to what you'd think of a launch of a pharmaceutical NCE. So, that's one sort of hidden jewel, I think, when you look at the strength it gives us in animal health.

And then, what's happening, I believe, is that the center of gravity for pharmaceutical market is moving out of the United States. Certainly over the next decade, it will do, as you have huge populations in Asia and emerging markets that have purchasing power to buy out of pocket.

We have huge infrastructure there. We've been there. Wyeth has [not a dated] structure. We have contacts with the customers, with the positions. We have public policy. We have corporate outreach. We have been there a long time. We will be able to leverage their product portfolio far better in those markets, Turkey, China, Korea, Russia, Latin America. And I think it's a real opportunity for percentages in revenue.

For instance, take Prevnar, which is Prevnar-13, where in China it's virtually untouched. It's a mainly done vaccination through the equivalent of the CDC in large clinical centers. They have no outreach to pediatricians. We have that infrastructure. We have both the outreach to governments to make -- to ensure vaccination occurs, and we have sort of the feet on the street to make sure that these vaccinations occur through the pediatricians. Huge opportunity with the -- with that.

On the adult side, I mean, we have the infrastructure to leverage the adult indication, both in the States and internationally. And that, I think, is an underappreciated opportunity as we get into the adult area for vaccines.

Leveraging their pharma care access, leveraging the Alzheimer's segment as it comes through or Aprela, which I think are high risk, is an underappreciated asset in the pipeline. If approved, we will be able to leverage it far better than Wyeth would have been on its own.

Oncology -- we have built -- we are building a premium oncology division with really good leaders. We've got a lot of assets, good pipeline, and Wyeth has assets, which we will leverage, I think, better in the combination than they would have done on themselves -- by themselves. So, that's just a quick sort of run-through.

The last thing I would mention is in inflammation. Wyeth has a great Enbrel franchise, deep expertise, contacts with customers. They understand that market. We have the JAK3 coming. It will allow us to leverage the JAK3 and penetrate that market faster and better than we could have done on our own. So, I am really excited about the opportunity that this represents for us to generate additional revenues.

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Martin Mackay - Pfizer - Head, R&D

Well, thanks again, and good afternoon. And we're very keen to get to your questions, so I'll keep my comments brief. Since taking this job around 15 months ago, our number one priority in R&D has been to improve productivity, which we know within Pfizer and across the industry isn't where we want it to be. As a first step to doing that, we said we would deliver the late-stage portfolio. Although we're far from declaring victory in this respect, if you go back to the beginning of 2007 where we had eight entities in Phase 3 compared to a 26 today.

So, we've started to make real inroads in to increasing that productivity, and pushing through that late-stage portfolio. And of course at the same time, Wyeth were doing the exact same thing. I have enormous respect for the Wyeth R&D group and their pipeline. I know it very well. I've had the privilege to work with [Michael Dolston], the Wyeth Head of R&D over a number of years now. And he's a really terrific R&D leader, so we're looking forward to working together to integrate these R&D organizations.


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
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Having lived through the acquisition of Warner-Lambert and Pharmacia, I know it's tough in an R&D environment to do that. But we've learned a great deal over that time period, and I think there's three key elements to making this a success. The first is to be extremely decisive -- what we will work on, the people, the sites, how we will organize, how we will structure. The second piece is to implement that. I would say with Warner-Lambert we were two years post close, and we were still implementing the changes we wanted to make. I'm now looking at something closer to 30 days after close to implement the new structure.

And then, the third piece and key to where I started is to maintain productivity. We've allowed distractions to hurt our productivity in R&D over a period, and that just cannot be tolerated in this reorganization. And one thing that gives me a good feel that we can do this is last year when we moved to the business unit structure. In the past, that would have been a perfect recipe for missing some targets or milestones. Throughout the move to the new organization, we did not miss a goal, did not miss a milestone, and kept at pace with the commitments that we've made externally.

Lastly, in terms of the combination of the pipeline, I think both Jeff and Ian alluded to this amazing [complementarity] between the pipelines, Wyeth on excellent vaccine capabilities, excellent in biotherapeutics. I think when you put the oncology therapeutic area, the infectious disease therapeutic area, Alzheimer's together with our portfolio, I'm really very confident that we've got a cracking portfolio to deliver here.

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Jeff Kindler - Pfizer - Chairman and CEO

Thank you, Martin. So, we'll open it up now for questions. Are there mics out there, Chuck? So, if you could wait for somebody to bring a mic, and when you -- if you don't mind standing up and saying who you are and who you're with, we'll get right into the questions. Thank you.

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QUESTIONS AND ANSWERS

Jeff Kindler - Pfizer - Chairman and CEO

There's one up here.

--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

Sam right up in front.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

Can you just hang on for the mic? It's coming.

--------------------------------------------------------------------------------

Sam Cullen

Sam Cullen. First in hand -- first with respect to the tax rate, as we look out beyond 2009 where you are repatriating cash, and that might bump up the tax rate, why have you given guidance for a 30% tax rate? That seems like a very big bump for the going forward years.

Second, with respect to the balance sheet, can you give us some sense as to all the lending consortium in the US? You're borrowing in US dollars. What is the time frame over which you think you can pay that back based on US cash flows?


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
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And finally, can you discuss whatever further detail there is with respect to the breakup fee in the event that there was someone else that was interested in Wyeth or if Wyeth's credit rating were to go below a certain level because of a product recall or another issue?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

So Martin, unless you want to take this, I'm going to try --

--------------------------------------------------------------------------------

Martin Mackay - Pfizer - Head, R&D

I think I can handle those.

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

I think you could, too. So, first question on the tax rate. As I said, 22% this past year, up to 30%. And then, your question was, "Frank, why 30% beyond '09?" So, let me talk to that. So first, the reason we're increasing the tax rate is to be able to repatriate more cash, and I'll call it current operational cash. And if you look, one of the targets we put out there for 2012 was to be net cash.

When we close the transaction, we'll have about $50 billion of debt. So, if you look at our balance sheet today, we have $16 billion to $17 billion of debt. We're going to add another $22.5 billion, and then we're going to add the Wyeth debt to our balance sheet. When you add that all in, we'll have about $50 billion of debt. So, why beyond 2009 is to continue to pay that debt down. And that's the way I think about it, to continue to pay that debt down.

In terms of the second part of the question relative to paying down the loan, my reaction is -- kind of ties to the first question, what we're doing with the repatriation of the cash and even the dividend cut. And I'll come back to the dividend cut. It's freeing up the ability to generate US cash flow or free cash flow in the US to pay down the debt level. And, quite frankly, to have some financial flexibility to do other things if need be. So, let me just kind of quantify the dividend cut as well, because in my mind it's all related.

At $1.28 today, we have 6.75 billion shares outstanding. That dividend translates to $8.6 billion a year. If you look at Wyeth, they have 1.33 billion shares outstanding and an annual dividend of above [20%]. If you do the math on that, that's another $1.5 billion dollars. So, the two companies combined have dividends of $10 billion.

When we take the dividend from $1.28, our dividend, to $0.64, and then you have to add back to our 6.7 billion shares the Pfizer shares we're exchanging for the Wyeth shares and giving it's almost one for one, that will increase our shares to about 8 billion shares. If you take the 8 billion shares times $0.64, it's about $5 billion. So, that dividend adjustment frees up about $5 billion a year in US free cash flow, which will obviously help us in terms of servicing the debt and having some flexibility to do some bolt-ons and things of that nature.

In terms of the breakup fee, it's a two-tiered breakup fee. There's a -- I'll call it there's a first 30-day fee, and then there's a beyond 30-day fee. The beyond 30-day fee is about 3% of the value of the transaction.

--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

Thank you. Next question.


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
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--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

Right there.

--------------------------------------------------------------------------------

Steve Cappett - Merritt Capital - Analyst

Okay, [Steve Cappett], Merritt Capital. Can you hear all right?

--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

Yes. Just say hi.

--------------------------------------------------------------------------------

Steve Cappett - Merritt Capital - Analyst

Just wondered if you could just give us an idea of the drivers of you and your team's compensation over the next five years?

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

Well, we have a set of objectives that we agree with the Compensation Committee about. It's all laid out in the proxy, and clearly, we'll be including going forward objectives closely associated with value creation of -- in connection with this deal. You want to be more specific in --?

--------------------------------------------------------------------------------

Steve Cappett - Merritt Capital - Analyst

No, I'm -- is it driven by cash flow generation, EPS growth, sales growth --?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

We have three criteria, which are basically revenues, EPS, and cash flow -- operating cash flow. And all of us have -- the majority, I think, of our compensation based on that. And then, we have strategic objectives on top of those. That's all laid out, Steve, in the proxy. And I'd be happy to answer any specific questions, but all the details of that are in the proxy.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

But those are the three metrics, and not just an income statement metric, but the operating cash flow metric, as well.

--------------------------------------------------------------------------------

Steve Cappett - Merritt Capital - Analyst

And just one follow-up question on the tax question before. So, are you making the assumption that all of the $22.5 billion that you're bringing back is -- there's no ability to actually buy foreign assets with foreign cash? Or does that take that into account?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

So, the assumption is that is I call it, a significant amount of the $22.5 billion is coming from cash flow that's overseas, a significant amount.


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
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--------------------------------------------------------------------------------

Steve Cappett - Merritt Capital - Analyst

But the structure of the transaction does or does not assume a fair amount of foreign cash being used to buy foreign assets, and therefore not --?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

The answer is no. It doesn't assume that.

--------------------------------------------------------------------------------

Steve Cappett - Merritt Capital - Analyst

Is that a possibility?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

I'd say no.

--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

Next question?

--------------------------------------------------------------------------------

Unidentified Audience Member

Hi. Do I really have to stand up?

--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

No, but just tell us who you are.

--------------------------------------------------------------------------------

Unidentified Audience Member

Okay. I'm Martha. I'm from [DeShaw].

--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

Hi.

--------------------------------------------------------------------------------

Unidentified Audience Member

First of all, I was just curious if we were going to get a DMA anytime soon?

--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

A what?


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
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--------------------------------------------------------------------------------

Unidentified Audience Member

A definitive merger agreement?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

I think it's going to be filed, as these always are, within a few days. Do you know?

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

I don't know the exact, date. No. I don't know the exact date, but within the filing requirements.

--------------------------------------------------------------------------------

Unidentified Audience Member

Okay. Well, ask [Ked Walliter] to get a move-on. I guess my other question is --

--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

He's been a little busy the last couple of days.

--------------------------------------------------------------------------------

Unidentified Audience Member

Well, I know. They do need some sleep.

--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

Exactly.

--------------------------------------------------------------------------------

Unidentified Audience Member

I guess my other question is just regarding sort of the general structure of the financing [for third, third], why did you end up coming to that decision? I mean, obviously there's a significant increase in the cost of using cash because of the repatriation tax. Does that imply that you couldn't have gotten additional debt? Does that mean that this is sort of the ceiling? Why did you come to this structure? And also, do you plan to syndicate any of the debt before you close or are you going to just have a $22.5 billion bridge when you close?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

Sure. I can answer to that. Sure. So, let me answer the second question first. The loan -- so it's five banks and $22.5 billion, $4.5 billion a bank. We laid out who the five banks were on my charts. I won't repeat that. I won't waste your time. They are clearly syndicating. Quite frankly, if the syndication goes successfully, they'll have less paper by the end of the week, and then even less paper in the next 30 days.

So, it will be syndicated. It is being syndicated, and that's a good thing for many reasons, by the way. And please understand, when we agreed to the pricing and the terms and conditions of the financing, part of that was to ensure that it would be successfully syndicated. So, think of -- that was all part of the process.


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
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And you understand from my perspective, given everything that's going on in the financial world today, I don't want any one bank sitting on too much paper because just in case they're not around, I need to be able to step in and fill the financing void. So, successfully syndicating is part of our strategy. We put the syndication together, and part of why we agreed to the terms and conditions that we did. We wanted to make sure it would clear the market, and we obviously feel confident it will. And we'll have a much better feel for that, quite frankly, by the end of the week.

All right, so that's -- in terms of the first question, tell me what you want me to hit on in the first part of the question?

--------------------------------------------------------------------------------

Unidentified Audience Member

Why not more debt?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

Okay. So --

--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

Did everybody hear because --?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

Yes, I'll repeat.

--------------------------------------------------------------------------------

Unidentified Audience Member

Why not more debt?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

Yes, so --

--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

Thank you, because -- for the people on the phone.

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

Yes. So, I think in terms of how we composed the financing, there's really many factors that went into that. I think we looked at capital structure. We looked at credit ratings because there is, by the way, a minimum hurdle on the financing. We can't go -- if we hit -- if we go below a certain rating and the financing is not available. So, capital structure, which included debt, and quite frankly EPS, what was available in the market, our own cash, what we thought we could bring to bear in an effective way. So, it was really all those factors that led to this.

And clearly, with our equity where it is we had a bias against equity. We feel -- if we feel our equity value is low, so we didn't want to use too much equity because it would have been very diluted. But if you look -- we're trading at a P of seven. They're


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
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a P of 12. So to do an equity deal would have been, quite frankly, incredibly dilutive. So, we had to bias against equity, and then based on that and all the other factors I just alluded to, we came up with the structure that we did.

--------------------------------------------------------------------------------

Unidentified Audience Member

Just one more follow-up, which is you listed a number of reasons for going with the amount of debt that you did. I'd just like to drill down a little bit more on what was available. So, let's assume that credit ratings weren't a factor, EPS dilution wasn't a factor, whatever, could you have gotten $35 billion worth of debt?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

So, I don't want to speak for the banks. You can obviously speak for the banks themselves. The way I'll answer the question is biased because all the things that you said not to consider I had to consider. So just to be clear, so, it's a hypothetical question. But what I would say is there were some other banks that I think were -- would have been interested in being in the syndicate. I think that's the best I can do with your question.

--------------------------------------------------------------------------------

Unidentified Audience Member

Yes. That's helpful. Thank you.

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

Fair enough? I'm sorry, and just the proof of that, in a sense, is the syndication process that's taken place.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

So, thank you very much. We'll start over here, and then --

--------------------------------------------------------------------------------

Bob Hottensen - Olayan - Analyst

Do you think this transaction --?

--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

Sir, could you just state your name?

--------------------------------------------------------------------------------

Bob Hottensen - Olayan - Analyst

Bob Hottensen with Olayan.

--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

Thank you.


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
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--------------------------------------------------------------------------------

Bob Hottensen - Olayan - Analyst

Do you think this transaction puts pressure on others in the industry to combine and merge? And then secondly, you mentioned that once the new business paradigm is up and running, it's possible that you would do bolt-on. Do you see a certain kind of bolt-on, just characterizing in general, that would make the most sense given the new business model that you have?

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

Thanks, Bob. First, I'm not going to speculate on what other people might do. That's for them to decide. I am very pleased that we were able to combine with the one company that I think that, for all the reasons I said earlier, so perfectly matches our strategy. So, in so far as there may be future activity, there is such a thing as personal [over] advantage, and I'm very pleased we were able to make this work.

With regard to potential bolt-ons, as we've said all along we have set forward our strategies, the six I mentioned, and where there's opportunities to enhance those strategies through acquisitions, as well as -- and one of those strategies, key one, is advancing the pipeline in the disease areas I've talked about. So, anything from research and technology opportunities through commercial that makes sense for us over time, we're certainly always open to look at that and be opportunistic about it as we always have.

I think you had one right here.

--------------------------------------------------------------------------------

Unidentified Audience Member

Why is the transaction subject to financing? Because when I look at the credit statistics, and they're very strong even on the pro forma basis, and as you pointed out, you thought other banks would be interested. So, has there been any indication that that financing may not be there?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

So in terms of the latter part of the question, the answer is no. Just kind of no with an exclamation point. In terms of why was it subject to this credit rating hurdle, let me give you a little of the detail on that. And then, I'll do my best without, once again, speaking on behalf of the banks, all right.

So, the hurdle that's required, just so everyone understands, is that on long-term paper it's A2A long term stable, stable. So, A2 is Moody's. A is S&P. And then on the commercial paper short-term, it's A1p1 confirmed affirmed. And once again, S&P and then Moody's and getting all the language.

So, we obviously went to the rating agencies before the announcement yesterday to make sure they saw everything we were doing, projections on our financial statements, our balance sheet, our cash flow, everything we were planning to do with our financial policies, including the dividend and the tax rate, which we've talked about in this meeting. And then, had them get back to us what they thought the rating would be come close. And they both issued releases yesterday that I'm sure everyone looked at.

But basically S&P was AA, I believe, on the long term paper, and Moody's was an A1, I believe, on the long term paper. We have to go below at A2A, so we've got multiple notches of cushing relative to the ratings. Which, by the way, we thought we would have. But still, we went to Moody's and S&P and worked with those folks collaboratively.


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
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In terms of why the banks required financing, I think quite frankly that's easily answered. I think in terms of the banks putting risk on their balance sheets right now, giving the environment that the banking industry is in and what they've been through, they're just -- they're very, very cautious right now to lending money.

--------------------------------------------------------------------------------

Unidentified Audience Member

So, is that to say that it was more the banks' request that the deal be subject to financing, rather than Pfizer?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

Oh, yes.

--------------------------------------------------------------------------------

Unidentified Company Representative

Just, if you would clarify terminology, the financing is subject to maintaining certain credit ratings.

--------------------------------------------------------------------------------

Unidentified Company Representative

Right.

--------------------------------------------------------------------------------

Unidentified Audience Member

Okay.

--------------------------------------------------------------------------------

Unidentified Company Representative

I just wanted to make sure we're all using the same --

--------------------------------------------------------------------------------

Unidentified Audience Member

Oh, so you're saying the deal itself isn't subject to financing?

--------------------------------------------------------------------------------

Unidentified Company Representative

Well, I'll say it my way.

--------------------------------------------------------------------------------

Unidentified Audience Member

Okay.

--------------------------------------------------------------------------------

Unidentified Company Representative

The deal requires financing from the banks. The financing is subject to our not hitting that --


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
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--------------------------------------------------------------------------------

Unidentified Audience Member

Understood. Okay.

--------------------------------------------------------------------------------

Unidentified Company Representative

That's the way -- it's just very simple.

--------------------------------------------------------------------------------

Unidentified Audience Member

Got it.

--------------------------------------------------------------------------------

Unidentified Company Representative

So, let me say it in my way. I didn't suggest this to the banks. Does that help you?

--------------------------------------------------------------------------------

Unidentified Audience Member

Yes. One last follow-up with the banks --

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

I'm sorry. One other thing. If we had tried to do a transaction like this eight months ago, this would have never been a conversation. You understand my balance sheet hasn't changed any from eight months ago, so this isn't something that changed with Pfizer. This is something that changed outside of Pfizer, and it's really what's going on in the banking world right now, as you all know.

--------------------------------------------------------------------------------

Unidentified Audience Member

And then, the releases from Moody's and S&P yesterday, for these are the ratings, AA, A1, if the deal closes as contemplated. What exactly does that mean? Does that take into consideration any of the vestitures that may need to happen? Or is it just combining the companies today, taking into consideration the synergies that the companies have proposed, and slapping on a rating?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

Yes, I think, and once again I don't want to speak for them, but I think it's based on the plans that we laid out for them between now and close. And for example, two of the items in that were the tax rate and the dividend policy.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

And no divestitures were contemplated in that plan.

--------------------------------------------------------------------------------

Unidentified Audience Member

Right. Okay.


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
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--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

Was that helpful?

--------------------------------------------------------------------------------

Unidentified Audience Member

Yes.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

Okay. Thank you. Let's see. Over here, yes.

--------------------------------------------------------------------------------

Carl Schecter - Diamondback Capital Corp. - Analyst

Hi. It's [Carl Schecter], Diamondback Capital Corp. You described the product set as very complementary. I'm just wondering on the antitrust front, are you guys hesitating any divestitures and to the extent that you are, does your agreement have any revenue caps or are there limitations on your willingness to do that? And then secondly, as far as venues beyond the US and the EU, other countries such as China have newly-adopted antitrust regimens. Aren't you going to have to go through a Chinese and other antitrust reviews? Thank you.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

So, number one, we think there's minimal overlap. And obviously, we'll work collaboratively with the relevant regulatory agencies, but we do not anticipate any significant issues. The agreement does provide for a required -- an amount by which you have to divest and still proceed, and I don't even remember what that is. Do you?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

It's -- the hurdle? In terms of -- I think it's $3 billion. In fact, I know it's $3 billion.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

And -- but we don't see a significant amount of overlap. And then, with regard to other regulatory authorities, including China, yes, we will obviously get approval wherever we have to get approval. We've done this before. We've done it often, our people are really good at it. And they have good working relations with regulatory authorities, and I'm not overly concerned about this issue.

Here's one right here in the middle.

--------------------------------------------------------------------------------

Marshall Gordon - ClearBridge Advisors - Analyst

Hi. I'm Marshall Gordon from ClearBridge Advisors. I have two questions. First of all, if you look at this free consensus for the combined companies, the revenues are roughly sort of $65 billion, $66 billion in 2012. You guys have, I think, roughly $70 billion. What's the $4 billion difference? And number two, in terms of the cash portion, are you going to have any one-time tax items to bring back, say, $20 billion? Or is all of that taken care of in the permanent raise in the tax rate to 30%?


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
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--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

So, I'll let Ian help on the revenue piece. Ian, if that's okay.

--------------------------------------------------------------------------------

Ian Read - Pfizer - Head, Pharmaceuticals

Yes.

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

So if you look at Street consensus for 2012, they've got us at about $43 billion, $44 billion. And then, Wyeth at about $23 billion. So, to just punctuate your number, that's how you get to the $66 billion, $67 billion, right, versus the $70 billion we put out there.

So, let me take a couple of shots at this, and then Ian will jump in. We see lots of opportunities, quite frankly, to generate new sources of revenue that we don't believe are in The Street's numbers. Well, one of the examples I always use with them -- with you all is if you look at Asia Pacific, you take out Japan, Australia, and New Zealand, that's a $50 billion addressable market for us today. We have 4% share of that market.

So, 4% of $50 billion is $2 billion. We see that market growing between now and 2012 to $80 billion. If we just kept our 4% share on $80 billion, that's $3.2 billion. That's $1.2 billion of incremental revenue. If we can grow share, say grow it from 4% to 6%, that's $4.8 billion on $2 billion. That's almost $3 billion of incremental revenue.

Now, the question becomes why do we think we can do that? The answer is we believe we can execute and do that because of our infrastructure, our field force, our capabilities, our relationships in these countries, in these regions. We've been there a long time. We know key opinion leaders. We have good relationships with the governments. Ian'll keep me honest on these numbers. In China alone, I believe we have almost 2,000 sales reps, about 1,800 or so. I mean, we've been working on this proactively as a strategy now for a while, and we think all of that capability gives us the ability to win in the execution game.

But that's one example in one market where if we just go from 4% to 6%, and ride the wave with the market increase, there's $3 billion of incremental money -- incremental revenue. And in terms of what's in models and what's not in models, I'm not here to talk about that. But what I am here to talk about is what we see as incremental opportunities for our business. That's one alone that's $3 billion.

Ian, you want to add something?

--------------------------------------------------------------------------------

Ian Read - Pfizer - Head, Pharmaceuticals

I think you articulated it well, Frank. I think it's great to cross all of these sort of lines of revenue generation. It comes from what we see in emerging markets in our established products. Established products, as Jeff said, are post LOE, it's a $250 billion market today. It will be a $500 billion market by the end of '12. Our share in there right now is about 20.5%, so we've got to focus business units, make sure we maintain, at minimum, our share in that market as a gross.

So, I think that there are opportunities there. I mean, there are the new products we probably are [slightly more voice] then The Street animal health. Just talked about the huge opportunities there. Nutritionals, consumer, so I think the gap between the models and ours is reasonably small. When you look at it, you look at the opportunities that we have to leverage the business.


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

And then, on the tax question, and I think I understand the question correctly, in terms of how we're financing it and the cash we're bringing back, there's a portion of the cash we're bringing back where there will not be an income statement hit, not a book hit, where we've already charges to the income statement through deferred tax liabilities. So, there'll be a cash hit, but not a book hit relative to earnings. And then, there's obviously a portion that we will bring back that will impact the P&L, and that's basically what's driving the 30%.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

Okay, I think there's somebody over here who's been very patient. Could you bring the mic over there? Thank you.

--------------------------------------------------------------------------------

Asaad Raman - Mason Capital - Analyst

It's Asaad Raman from Mason Capital. I was wondering, going back to the debt, what is the cost of debt that the banks have agreed to? And is that something which is open to revision if circumstances change?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

So, I got asked this question on the earnings call yesterday, and someone asked me -- I said it was market rates, and obviously I didn't get away with that. So, someone asked me, "Frank, does market rates mean it's about 7% to 9%?" And I said that I wouldn't dispute that. So, quite frankly, the rates we're paying are in that range. Not above that range, in that range.

--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

Okay, back there. Way back. Do you mind standing up just so I can see you? Thank you.

--------------------------------------------------------------------------------

Unidentified Audience Member

With the new administration and the new Congress, are you at all concerned over the coming year any changes that might be proposed? And have you in the contract carved out those changes, whether you're concerned or not?

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

Well, obviously we always pay a great deal of attention to what goes on in Washington and in other capitols that govern our business. I have to tell you. I put a tremendous amount of personal time into this in the last year or so, and I'm actually fairly optimistic that the kinds of changes that are likely to be adopted will on balance be good for -- certainly good for patients and good for the country, and ultimately, I think good for us as well.

I'm very encouraged by the consensus that's forming around certain fundamental issues, such as the fact that in this country today, we're spending $0.03 of every dollar on prevention and wellness, and there's an obvious consensus that that's exactly backwards. And the more focus there is on prevention and wellness and early treatment and early diagnosis, the better it is obviously for patients.

It's also better in terms of costs, and ultimately it's better for us because we play a very significant role in prevention and wellness. And actually, some of these additional businesses we're acquiring as a result of Wyeth contribute to that, like the nutritionals business, for example.


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
--------------------------------------------------------------------------------


So, I actually think that obviously there are always potential challenges presented by government policies, but some of the ones that people have been most concerned about historically I don't think -- frankly, I don't see as being on the table. There's nobody in a responsible position that I am aware of that's advocating the single payer system. There's nobody that's advocating price controls.

Obviously, there'll be some debate about the non-interference clause in Medicare, but I think that ultimately my guess is that it's very likely that we'll take on this issue in a comprehensive way, as opposed to single subject legislation. And when we do, it will be done in a way that I think is quite balanced. And we've been gratified at the fact that we have been well-heard. We feel that our views are being considered. It doesn't mean that everything that necessarily we would want to see happen will. Everybody's going to be compromising.

But there's a real serious sense of purpose that I've seen. And of course, we're talking about politics, so I don't know whether it will last. But at the moment, at least, there's a seriousness of purpose on both sides of the aisle to getting something done in a thoughtful way.

And if you talk to some of the people in the Obama administration, they are acutely aware of why prior efforts, particularly in the early Clinton administration, were not successful. And one of the reasons that they weren't was because all the stakeholders weren't at the table. Today, there's an absolute openness and willingness on the part of all the policy makers, both in the administration on both sides of Capitol Hill to encourage participation and expertise and input from people like ourselves.

And again, I don't mean to suggest that we get everything we want or that there won't be things that we don't like, but I'm really quite optimistic that on balance, we'll have a very thoughtful and positive comprehensive healthcare policy approach. And as far as it pertains to the deal, there's risks in any business, environmental risks, operational risks, macroeconomic risks -- and we do our best, and I believe Wyeth does as well, to model that into our projections and to put sensitivities where it's prudent to do so.

Frank mentioned earlier that the '09 guidance that we provided reflects -- I think the word he used was a haircut of -- what did you say? A couple of points to account for the macroeconomic conditions that we're expecting to see in 2009. And so, we're always prudent about things like that, and I think that's well-considered in all these models.

Go ahead. You have a follow-up?

--------------------------------------------------------------------------------

Marshall Gordon - ClearBridge Advisors - Analyst

But just on the contract itself, are legislative changes or proposals carved out as a material adverse change?

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

No, no, no. There's no provision in the contract that would result in an out based on legislative changes. There are the classic material adverse change provisions that you see in any merger agreement, and I suppose one could conjure up certain circumstances in the legislative environment that could create such an event. But there's no specific provisions conditioned on legislative activities. Does that answer your question?

--------------------------------------------------------------------------------

Marshall Gordon - ClearBridge Advisors - Analyst

Right. I guess I was looking at it from the other way, that it's not carved out, saying that legislative provisions are carved out as a material adverse change.


--------------------------------------------------------------------------------
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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

No. They're not. I hope I'm clear.

--------------------------------------------------------------------------------

Marshall Gordon - ClearBridge Advisors - Analyst

Okay. Thank you.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

Okay.

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

They're not -- if you're asking are they separately carved out --

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

No. They are not.

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

Yes, the answer is they are not.

--------------------------------------------------------------------------------

Unidentified Audience Member

(inaudible question - microphone inaccessible)

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

Right, correct.

--------------------------------------------------------------------------------

Unidentified Company Representative

Over there, please?

--------------------------------------------------------------------------------

Kenny Reiner

Hi. It's [Kenny Reiner] with two questions, please. Firstly, if we do come across this credit downgrade to where we've reached the credit downgrade, or what are the requirements to fix the problem? What kind of best efforts language in the merger agreement might there be?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

So, the answer is we can cure. The financing is available to a certain period. We have the ability to cure through that period.


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Kenny Reiner

Cure in which way?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

In terms of getting the rating back to the minimum level.

--------------------------------------------------------------------------------

Kenny Reiner

Can you be more specific at all?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

No.

--------------------------------------------------------------------------------

Unidentified Company Representative

I'm sorry?

--------------------------------------------------------------------------------

Kenny Reiner

Any more specifics on --?

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

Well, let me suggest -- the details of this are laid out in the merger agreement, but I think what's important to understand is we have the ability under the agreement within a reasonable time frame to address issues of that nature should they occur and secure them.

--------------------------------------------------------------------------------

Kenny Reiner

Thank you. Second question. You mentioned the after 30-day break -- after 30-day fee. What's the pre 30-day?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

So, the 30-day fee is $1.5 billion, and then after 30 days, it's 3%.

--------------------------------------------------------------------------------

Kenny Reiner

Thank you.

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

You're welcome.


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

Okay. Back there, please?

--------------------------------------------------------------------------------

Julie Burke - Oppenheimer Funds - Analyst

Hi. It's Julie Burke from Oppenheimer Funds.

--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

Julie, could you just --

--------------------------------------------------------------------------------

Julie Burke - Oppenheimer Funds - Analyst

You want me to stand up?

--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

Just so I can see where you are. I just --

--------------------------------------------------------------------------------

Julie Burke - Oppenheimer Funds - Analyst

Okay, I'm right here.

--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

-- like to look at somebody when I'm talking to them. Thank you.

--------------------------------------------------------------------------------

Julie Burke - Oppenheimer Funds - Analyst

Can you talk about the leverage ability of the two manufacturing bases? That's the first question. And then, the second question is when you look at the large deals that you've done in the past, what -- Pharmacia or Warner-Lambert, what percent of the total SG&A and R&D were eliminated or [eliminatable]?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

So, let's see. On the manufacturing, I think the best way to answer that question is we think there's clearly opportunities for synergies but also for leverage. And let me see if I can answer this question, which is they have the grand castle biologics operation in Ireland. We were actually thinking of building a very large manufacturing capability for biologics, which we believe we will not have to do now because of their operation and their current capability.

That in and of itself is a significant opportunity for us from a cash perspective and from a cost avoidance perspective. So, we see opportunities like that clearly -- the leverage --


--------------------------------------------------------------------------------
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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Ian Read - Pfizer - Head, Pharmaceuticals

Or if we do, we'll make it complementary to leverage.

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

Right, absolutely. So, we clearly see opportunities there. What was the second part of the question?

--------------------------------------------------------------------------------

Julie Burke - Oppenheimer Funds - Analyst

If you look at Pharmacia or Warner-Lambert, just other large deals, and this one'll presumably be different, but what percent of the SG&A or R&D was either eliminated or eliminatable?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

Just bear with me. I'm running numbers in my head.

--------------------------------------------------------------------------------

Julie Burke - Oppenheimer Funds - Analyst

Okay.

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

So, what we did is -- let me -- I want to bump it up a level, and then I'll answer the question. So, when we looked at the synergies here for this transaction, we looked at them in three ways, just in terms of how we thought about this. One was we looked at them in terms of what we had done with the Pharmacia acquisition. One was what was done with Market Comps, and not just the deal that we did with Pharmacia, but the other deals that were done in the industry. And then, we also looked at our own pro forma financials. So, we came at them in those three ways.

If you look at the synergies we talked about yesterday, we said $4 billion in synergies for the combined Company, and then we laid it out 50% was SG&A and the other half was R&D and manufacturing. Those percentages are what I'm going to call consistent with what we had done with Pharmacia, but also blending in other deals and, by the way, some of the differences in this transaction. I want to spend a minute or two on that. Which is, if you look at this transaction -- and bless you.

If you look at this transaction, there's certain parts where there won't be a lot of synergies because we're not in that business. So, if you look at consumers and nutritionals, for example. That'll be one area. Vaccines, biologics -- there's many other parts where there's lots of synergy opportunities. That was all blended in to the numbers that we printed yesterday.

The reason I'm calling that out is it's not a straight compare because it's not a straight -- it's not an identical transaction. But we use that as one of the factors determining the synergies. And then obviously, we went through this when we did Diligence. We obviously confirmed our assumptions, learned certain things, and all that was factored into the numbers that we printed yesterday for you all.

--------------------------------------------------------------------------------

Julie Burke - Oppenheimer Funds - Analyst

Okay, so it's going to be -- part of it's going to be the same, and part of it's going to be different? Is that what you're saying?


--------------------------------------------------------------------------------
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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

Yes, and like I said, and hopefully I explained why that is.

--------------------------------------------------------------------------------

Julie Burke - Oppenheimer Funds - Analyst

Okay. Great. Thanks.

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

You're welcome.

--------------------------------------------------------------------------------

Unidentified Company Representative

Here please?

--------------------------------------------------------------------------------

Unidentified Company Representative

Oh, I'm sorry, go ahead. (inaudible)

--------------------------------------------------------------------------------

Unidentified Audience Member

During the call, you were using the end of the third quarter as a closing date. It seems like antitrust would be the gating issue. Can you talk a little bit about the antitrust issues and why you're leaving eight months to close the deal, given that's longer than other large deals?

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

Well, yes, actually I don't believe that antitrust is the reason for that timeframe. And I believe you said end of the third quarter or in the fourth quarter -- and I'll let you elaborate on why that time [frame], but as far as antitrust is concerned as I was suggesting earlier, we see very little overlap, and we do not see any major issues in that regard. It is a time-consuming process. And as an earlier questioner pointed out, you had many sovereignties to deal with. But that is not really the driver behind the time frame.

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

No, in fact it's really nothing more than what Jeff just said. It's basically February already. This is a very large transaction with lots to do, and end of third quarter, fourth quarter, seems like just a prudent date. What we don't want to do is give you a date and miss it. We want to make sure we give you a date and meet it. So, that's what we did.

--------------------------------------------------------------------------------

Unidentified Company Representative

Okay. Over here.


--------------------------------------------------------------------------------
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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Ken Weights - WC Capital - Analyst

Hi, [Ken Weights], WC Capital. In regards to the financing, is it -- a couple of questions. Is it in the form of a definitive document or is it a commitment letter? Also, I think you alluded to this before, but if one of the banks, given the credit environment, failed, would the other banks have to step up or would that be on your watch to fill that?

And also, is there any type of market MAC provision in the debt agreement saying that if general market conditions change, the banks can get out? And then, my other question is in terms of looking at the deal, is there any sort of pipeline drugs or other products in Wyeth's pipeline that if it didn't get approval or if it sort of fell by the wayside, that it would cause you to take a step back and question whether or not you still wanted to go forward with the deal?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

So, on the first question, it's in the [mid-letters]. On -- if a bank fails, do the banks have to step up? The answer is no. So, I want to be crystal clear. The answer to that is no. But remember what I said maybe earlier in the -- very early in the Q&A with I think it was Martha here, where one of things that's going on is that banks are syndicating this loan as we speak.

So, where when we announced the deal yesterday, each bank had $4.5 billion, we're hopeful that by the end of the week, they have -- I don't know, a third of that. Within 30 days, they have a third of that, so that nobody would be sitting on more than $1.5 billion, $2 billion of this paper within 30 days. So, if a bank were to not be available, we believe we could solve that problem. So, that's how I'd answer the second part of the question. And then in terms of the market MAC, no. The banks do not have a market MAC in this financing.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

And there's no pipeline drug that is one that would change our view of the deal, the economics, or the strategic value of it. In fact, to the contrary. Our whole thinking is around the importance of creating a Company that is not dependent on either a single inline product, a la Lipitor, or hopes for a single pipeline product, a la torcetrapib. And one of the important facts about this transaction is that by 2012, no single drug will represent more than 10% of revenues. So, the deal is not dependent on any particular pipeline candidate.

But did you have a follow up on that?

--------------------------------------------------------------------------------

Ken Weights - WC Capital - Analyst

Yes, just a quick follow-up. In terms of the thinking about a definitive credit document versus --

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

If I may jump in on that for a minute, I should have added in it'll be converted to a credit agreement within about two weeks. I was answering your question as of today. The commitment letters today are due to be converted to a credit agreement in about two weeks.

--------------------------------------------------------------------------------

Ken Weights - WC Capital - Analyst

Thank you.


--------------------------------------------------------------------------------
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                                                               FINAL  TRANSCRIPT
--------------------------------------------------------------------------------
Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

You're welcome. Yes? Yes, ma'am? Go ahead.

--------------------------------------------------------------------------------

Lee Stever

Hi. I'm [Lee Stever] from (inaudible) Management. Would it be right in assuming that given that you've pulled the trigger on this transaction now, the result of lobbying and people you know in Washington is that you don't believe the government is going to open up the window for another tax-free repatriation of cash?

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

Well, I don't think it's prudent to determine strategy or operate your business based on what you hope or expect Congress may or may not do. At least that's my point of view on that. I certainly hope that Congress will enact legislation that will permit companies to repatriate funds and establish a tax policy that would create greater incentives to invest in the United States.

But -- and there's certainly discussions about that going on, and I intend to continue, and Frank will, to advance that point of view. But the transaction and anything else we do in our business is not a function of how we might see the drift of a particular legislative issue in Washington at any given point in time.

--------------------------------------------------------------------------------

Lee Stever

You could save a lot of money if you thought it --

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

I'm sorry?

--------------------------------------------------------------------------------

Lee Stever

You might save a lot of money if you [put it in imminent], but assuming you didn't think about --

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

Please, one more time. I didn't hear the question.

--------------------------------------------------------------------------------

Lee Stever

I was assuming you didn't think it was imminent. I just wanted to --

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

No, I don't think it's imminent, if that's what you're asking. Not imminent.


--------------------------------------------------------------------------------
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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Lee Stever

Right. One quick follow-up question. Am I right in assuming you're not able to net Wyeth's ex-US cash [being for] ex-US cash in the transaction, and because of that, you end up then acquiring back some of the cash. You're going to have to repatriate. You will acquire kind of ex-US cash with Wyeth?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

Yes. So, Wyeth has about $14 billion to $14.5 billion of cash as of the end of last quarter. So, part of what I'm doing is, in a sense, almost bridging myself to the close, at which point I'll get my hands on the Wyeth cash. So, I've clearly factored the Wyeth cash into the financing of the transaction.

So, the way to almost think about it on a high level is the cash we're using, so the $22.5 billion, assume that's cash I'm bringing to the table, offset by the cash I'll get from Wyeth. Then, the cash taxes I'm paying to use my cash offset by the cash I generate between now and close. When you work through that, that's roughly what you get. And at close, if I were to estimate how much cash we'd have, it would be about $25 billion or so, roughly half of the debt level that I alluded to before.

But the four pieces are basically the cash I bring to the table, offset by the Wyeth cash, the cash I have to pay for cash taxes due to the repatriation, offset by the operating cash I bring to the table between now and close. Those numbers all get me to roughly that $25 billion. And if you looked at my cash today, total cash including short and long-term investments today -- well, at the end of last quarter. We haven't given our -- about $35 billion, $36 billion. So, when you move those parts the way I just did, we'll land at about $25 billion at close.

--------------------------------------------------------------------------------

Unidentified Company Representative

Okay, I'm told we have time for one more. Here's one right up front.

--------------------------------------------------------------------------------

Drew Figdor - Tiedemann Investment Group - Analyst

Drew Figdor. My question to ask was just if you've got the -- were able to repatriate -- got a bill passed where could repatriate in cash, could you quantify what you would save versus your current plan? And then, a follow-up to the last one, which was the $25 billion is post closing?

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

Well, first -- I'm sorry. On the first question, it's hard to answer that without knowing what the legislation says in terms of what it contemplates with regard to tax rate differences, with regards to conditions associated, so it's very speculative to guess what that might imply.

And I just want to reiterate that, as I said in a response to an earlier question, it doesn't seem prudent to us to be planning or assuming that any particular action will take place. We're running our business based on the status quo, and if something changes, we'll address it as appropriate. But I can't quantify what that might look like without knowing what the bill is.

--------------------------------------------------------------------------------

Drew Figdor - Tiedemann Investment Group - Analyst

I guess I was looking at the last time they did it, a couple of years ago when they did it.


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Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

Yes, but again, I think one thing I -- I hesitate to make predictions, but I would be surprised if it were done exactly the same way the next time.

--------------------------------------------------------------------------------

Drew Figdor - Tiedemann Investment Group - Analyst

Okay.

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

So, to Jeff's point, we've assumed nothing. And anything that I've said today relative to some repatriation window opening up -- I guess the last time this happened was part of the American Job Creations Act. The company repatriated -- I think it was like $37 billion. Of course, it was a really big number when this happened the last time. But we're not assuming any favorable opportunity in anything that we've talked about today. If it happens, something happens, then we'll obviously evaluate it and see what's the prudent thing to do.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer - Chairman and CEO

And what was your second?

--------------------------------------------------------------------------------

Drew Figdor - Tiedemann Investment Group - Analyst

$25 billion is post closing the deal with cash?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer - CFO

The answer is my estimate, post close. The answer is yes.

--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

Okay. Thanks, everybody, for joining us today.

--------------------------------------------------------------------------------

Drew Figdor - Tiedemann Investment Group - Analyst

Thank you.

--------------------------------------------------------------------------------

Chuck Triano - Pfizer - VP, Corporate Client Services

Thank you.


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--------------------------------------------------------------------------------
Jan. 27. 2009 / 12:30PM, PFE - Pfizer Investor Luncheon
--------------------------------------------------------------------------------


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